



NEW FRONTIER MEDIA

Why should you vote for existing management?

> 28 million pay television households in just 4 years.

The EROTIC networks
FOR PEOPLE WHO LIKE TO WATCH.

pleasure / erotic tv clips
ten / extasy / true blue / x cubed TEN·COM

Why is Mark and his management team best suited to lead New Frontier Media?



Management

MARK KRELOFF   KEN BOENISH   KARYN MILLER

Mark Kreloff
Chief Executive Officer, New Frontier Media

Mark is the proven and trusted creator of the Company's core business of satellite and cable television programming. Under his leadership, the Company has secured valuable programming distribution contracts with **AOL Time Warner, Charter Communications, Comcast Corporation, Echostar Communications (Dish Network), iN DEMAND** and most recently **TVN**. Like most media industry entrepreneurs, he is the face behind the company and a name in which cable and satellite companies place their faith and trust. Over the years, Mark has been the creative catalyst for the Company's numerous innovative pay television programming concepts .

Ken Boenish
President, The Erotic Networks

In his current role, Ken has helped build The Erotic Networks into one of the largest distributors of adult entertainment, successfully leveraging the Company's significant content and technology resources across cable television, DBS and Internet platforms. Ken joined The Erotic Networks as Senior Vice-President of Affiliate Sales in 1999.

Karyn Miller
Chief Financial Officer, New Frontier Media

Ms. Miller joined New Frontier Media in February 1999 as Chief Financial Officer. As CFO, Karyn is responsible for the financial reporting and fiscal operations of the Company. Karyn began her career at Ernst and Young in Atlanta. She graduated with honors from the University of Florida and holds both a Bachelor of Science degree and a Masters in Accounting. Karyn is a licensed CPA in the state of Colorado.

Pay TV Domestic Distribution



Cable & DBS

Stock Price Comparison



■New Frontier ■Liberty ■AOL ■Private ■Playboy

Stock Price Comparison Chart

New Frontier Media's common stock has faired well compared to other media companies such as AOL Time Warner, Private Media, Liberty Media and Playboy. The above chart provides details.

Company Milestones

1997
* New Frontier Media transitions from a reference software publisher to a pay television company

1998
* New Frontier Media acquires C-Band satellite business
* TeN launches

Pay Television is our core business

Management's primary focus is to grow our highly profitable and consistently stable pay television business segment. We expect to achieve carriage parity with our largest domestic pay television competitor by delivering on our five founding principles:

* Maintain the highest levels of programming quality and, through advanced technology, be the low-cost provider of pay television programming
* Deliver a memorable adult pay television experience for our consumers
* Provide adult pay television services for every segment of the cable television and DBS marketplace without prejudice to editing standard
* Develop unique programming services such as Erotic Television Clips by leveraging our Media Asset Management technologies
* Deliver unique pay television brand identities through interstitial content that is youthful, humorous and innovative; designed to differentiate and gain consumer loyalty

What is our strategy to turn around the Internet business?

* Refocus web site development efforts on high quality content that is deep and relevant   (please visit www.ten.com)
* Direct our efforts to Broadband Internet households (high speed Internet connections)
* Establish retail pricing that is not driven by the cost of prohibitively expensive adult web master traffic and that is more consistent with other electronic content subscription pricing
* Develop a sophisticated pay-per-click search engine that we can direct newly purchased portal traffic as well as our own exit traffic
* Relocate all of our key web development, engineering and sales functions from Los Angeles, California to Boulder, Colorado
* Outsource costly and operationally-challenging credit card processing and customer service functions
* Rebuild Internet traffic through partnership marketing strategies with mainstream companies and major search-engine portals and web properties

Management's Pledge To You:

* We will remain focused on supporting and developing our existing affiliate relationships through the deployment of new multi-channel services (i.e Video on Demand) and marketing programs which maximize buy rates
* We will always be fiscally conservative
* We will seek growth through increased distribution and new product launches
* We will keep debt at manageable levels and will utilize stock currency only when it properly reflects the Company's true value
* We will never risk the viability of our pay television franchise with a new venture, acquisition or product line that is outside of our core competency



Mark H. Kreloff
Chief Executive Officer, New Frontier Media





pleasure / erotic tv clips
ten / extasy / true blue / x cubed

1999
* Pleasure launches

2000
* ETC launches
* Comcast deal signed
* Extasy launches on Dish
* Time Warner deal signed
* www.ten.com launches

2001
* Cable One deal signed
* RCN deal signed

2002
* Charter Communications launches
* Addressable Household reach: 28.5 million







Your Board Of Directors

Dr. Skender Fani
Melissa Hubbard
Alan Isaacman
Mark Kreloff
Michael Weiner
Koung Wong
Hiram Woo

30 mil
25 mil
20 mil
15 mil
10 mil
5 mil
21.0
23.9
25.0
25.7
28.0
29.7
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02

Quarterly Addressable Subscriber Growth in Millions

NEW FRONTIER MEDIA HAS FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF NEW FRONTIER MEDIA FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS. NEW FRONTIER MEDIA STRONGLY ADVISES ALL NEW FRONTIER MEDIA SHAREHOLDERS TO READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE DEFINITIVE PROXY STATEMENT IS AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN NEW FRONTIER'S PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, FILED ON JULY 24, 2002.